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 Schedule 13G                                                     Page 1 of 5

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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*



              First Trust/Aberdeen Global Opportunity Income Fund
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   337319107
                                 --------------
                                 (CUSIP Number)

                                 June 20, 2007
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Schedule 13G                                                     Page 2 of 5

 CUSIP No. 337319107

------------------------------------------------------------------------------------------------------------
 1.          Names of Reporting Persons.

                   Claymore Securities Defined Portfolios, Series 243, 265, 277, 280, 292, 302, 320,
                   334, 335, 349, 358, 367, 374, 376, 384, 387, 394, 398, and 399

             I.R.S. Identification No. of Above Persons (Entities Only):

                   Claymore Securities Defined Portfolios, Series 243 -- Tax ID# 137474431
                   Claymore Securities Defined Portfolios, Series 265 -- Tax ID# 137486081
                   Claymore Securities Defined Portfolios, Series 277 -- Tax ID# 137491794
                   Claymore Securities Defined Portfolios, Series 280 -- Tax ID# 204302045
                   Claymore Securities Defined Portfolios, Series 292 -- Tax ID# 137507119
                   Claymore Securities Defined Portfolios, Series 292 -- Tax ID# 137057120
                   Claymore Securities Defined Portfolios, Series 302 -- Tax ID# 137513887
                   Claymore Securities Defined Portfolios, Series 320 -- Tax ID# 205455676
                   Claymore Securities Defined Portfolios, Series 334 -- Tax ID# 205639678
                   Claymore Securities Defined Portfolios, Series 335 -- Tax ID# 205639781
                   Claymore Securities Defined Portfolios, Series 335 -- Tax ID# 205639746
                   Claymore Securities Defined Portfolios, Series 349 -- Tax ID# 133792992
                   Claymore Securities Defined Portfolios, Series 358 -- Tax ID# 113797653
                   Claymore Securities Defined Portfolios, Series 358 -- Tax ID# 113797655
                   Claymore Securities Defined Portfolios, Series 367 -- Tax ID# 137554672
                   Claymore Securities Defined Portfolios, Series 374 -- Tax ID# 137554775
                   Claymore Securities Defined Portfolios, Series 374 -- Tax ID# 137554776
                   Claymore Securities Defined Portfolios, Series 376 -- Tax ID# 137554778
                   Claymore Securities Defined Portfolios, Series 376 -- Tax ID# 137554779
                   Claymore Securities Defined Portfolios, Series 384 -- Tax ID# 137554706
                   Claymore Securities Defined Portfolios, Series 387 -- Tax ID# 137562851
                   Claymore Securities Defined Portfolios, Series 394 -- Tax ID# 137562868
                   Claymore Securities Defined Portfolios, Series 398 -- Tax ID# 137562873
                   Claymore Securities Defined Portfolios, Series 398 -- Tax ID# 137567981
                   Claymore Securities Defined Portfolios, Series 399 -- Tax ID# 137562875
------------------------------------------------------------------------------------------------------------
 2.          Check the Appropriate Box if a Member of a Group (See Instructions)
             (a) [_]
             (b) [_]
------------------------------------------------------------------------------------------------------------
 3.          SEC Use Only

------------------------------------------------------------------------------------------------------------
 4.          Citizenship or Place of Organization

                   Claymore Securities Defined Portfolios, Series 243, Lisle, IL
                   Claymore Securities Defined Portfolios, Series 265, Lisle, IL
                   Claymore Securities Defined Portfolios, Series 277, Lisle, IL
                   Claymore Securities Defined Portfolios, Series 280, Lisle, IL
                   Claymore Securities Defined Portfolios, Series 292, Lisle, IL
                   Claymore Securities Defined Portfolios, Series 302, Lisle, IL
                   Claymore Securities Defined Portfolios, Series 320, Lisle, IL
                   Claymore Securities Defined Portfolios, Series 334, Lisle, IL
                   Claymore Securities Defined Portfolios, Series 335, Lisle, IL
                   Claymore Securities Defined Portfolios, Series 349, Lisle, IL
                   Claymore Securities Defined Portfolios, Series 358, Lisle, IL
                   Claymore Securities Defined Portfolios, Series 367, Lisle, IL
                   Claymore Securities Defined Portfolios, Series 374, Lisle, IL
                   Claymore Securities Defined Portfolios, Series 376, Lisle, IL
                   Claymore Securities Defined Portfolios, Series 384, Lisle, IL
                   Claymore Securities Defined Portfolios, Series 387, Lisle, IL
                   Claymore Securities Defined Portfolios, Series 394, Lisle, IL
                   Claymore Securities Defined Portfolios, Series 398, Lisle, IL
                   Claymore Securities Defined Portfolios, Series 399, Lisle, IL
------------------------------------------------------------------------------------------------------------
              5.  Sole Voting Power

                     1,797,332
 Number of   -----------------------------------------------------------------------------------------------
   Shares     6.  Shared Voting Power
Beneficially
  Owned by   -----------------------------------------------------------------------------------------------
    Each      7.  Sole Dispositive Power
 Reporting
   Person            1,797,332
    With     -----------------------------------------------------------------------------------------------
              8.  Shared Dispositive Power

------------------------------------------------------------------------------------------------------------
 9.          Aggregate Amount Beneficially Owned by Each Reporting Person

                   1,797,332
------------------------------------------------------------------------------------------------------------
10.          Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
------------------------------------------------------------------------------------------------------------
11.          Percent of Class Represented by Amount in Row (9)

                   10.35%
------------------------------------------------------------------------------------------------------------
12.          Type of Reporting Person (See Instructions)

                   IV
------------------------------------------------------------------------------------------------------------

 Schedule 13G                                                     Page 3 of 5

Item 1. (a)    Name of Issuer

               First Trust Portfolios, L.P.

        (b)    Address of Issuer's Principal Executive Offices

               1001 Warrenville Road
               Suite 300
               Lisle, IL 60532

Item 2. (a)    Name of Person Filing

               Claymore Securities, Inc. as Sponsor for Filing Entities

        (b)    Address of Principal Business Office or, if none, Residence

               2455 Corporate West Drive
               Lisle, IL 60532

        (c)    Citizenship

               USA

        (d)    Title of Class of Securities

               Common Stock

        (e)    CUSIP Number

               337319107

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        (a)    [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b)    [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c)    [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d)    [X] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

        (e)    [_] An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E);

        (f)    [_] An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F);

        (g)    [_] A parent holding company or control person in accordance with (S)240.13d-1(b)(1)(ii)(G);

        (h)    [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i)    [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
               Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j)    [_] Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

 Schedule 13G                                                     Page 4 of 5

Item 4.      Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

             (a)  Amount beneficially owned: 1,797,332.

             (b)  Percent of class: 10.35%.

             (c)  Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote 1,797,332.

                  (ii) Shared power to vote or to direct the vote __________________________.

                  (iii) Sole power to dispose or to direct the disposition of 1,797,332.

                  (iv) Shared\ power to dispose or to direct the disposition of
                  __________________________.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see (S)240.13d3(d)(1).

Item 5.      Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Instruction: Dissolution of a group requires a response to this item.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.
A listing of the shareholders of an investment company registered under the Investment Company Act of
1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being
             Reported on By the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-l(b)(l)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule
13d-l(c) or Rule 13d-l(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.      Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to (S)240.13d-l(b)(l)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to (S)240.13d-l(c) or (S)240.13d-l(d), attach an exhibit stating the identity of each member of the group.

Item 9.      Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.     Certification

             (a) The following certification shall be included if the statement is filed pursuant to (S)240.13d-
             l(b):

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

             (b) The following certification shall be included if the statement is filed pursuant to (S)240.13d-
             l(c):

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 Schedule 13G                                                     Page 5 of 5

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          July 10, 2007
                                                  -----------------------------
                                                              Date

                                                      /s/ Nicholas Dalmaso
                                                  -----------------------------
                                                            Signature

                                                    Nicholas Dalmaso, Senior
                                                  Managing Director and General
                                                  Counsel Claymore Securities,
                                                              Inc.
                                                  -----------------------------
                                                           Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

   (See 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/13g.htm
Last update: 11/05/2002